Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 AUG 22 AM 9:30

02049426

LETTER FOR MAINTENANCE OF EXEMPTION

22nd August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the disposal of shares in Vintage Jaya Sdn. Bhd. - released on 21st August 2002; and
2. Public announcement in relation to the voluntary deregistration of subsidiary companies - released on 21st August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

/ADR

8/27

Form Version 2.0

General Announcement

Submitted by S DARBY on 21-08-2002 05:45:24 PM
Reference No SD-020820-CC7FC

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Disposal of shares in Vintage Jaya Sdn. Bhd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SD Holdings Berhad ("SDHB") had on 20 August 2002 entered into a Share Sale Agreement ("the Agreement") with Mr Liu Tie Shin for the disposal of the entire share capital of Vintage Jaya Sdn. Bhd. ("VJSB") comprising 420,000 ordinary shares of RM10.00 each, for a cash consideration of RM200,000. The consideration was arrived at on a "willing-buyer-willing-seller" basis. VJSB is principally engaged in the business of manufacturing and bottling of alcoholic beverages.

Upon completion of the Agreement, VJSB will cease to be a subsidiary of Sime Darby. The Agreement is conditional upon completion of the Business Purchase Agreement entered into on 20 August 2002 between Sime Darby Marketing Sdn. Bhd. ("SDM"), a wholly-owned subsidiary of SDHB and Joyful Seasons Sdn. Bhd., a company owned by Mr Liu Tie Shin, for the disposal of SDM's distribution, marketing and sale of alcoholic beverages business for a consideration of RM4,300,000.

The proposed disposals are not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30 June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the proposed disposals.

This announcement is dated 21 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 21-08-2002 05:45:26 PM
Reference No SD-020821-46AD4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Voluntary deregistration of subsidiary companies

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that the following wholly- owned subsidiary companies of Sime Darby have received notifications from the Companies Commission of Malaysia ("CCM") on 20 August 2002 that their names have been struck-off the CCM's register of companies:

i. Batang Baleh Forest Enterprises Sdn. Bhd. ("BBFE"); and
ii. Sime Darby Forest Management Sdn. Bhd. ("SDFM").,

BBFM was involved in the business of a logging contractor and SDFM was involved in the business of providing management services. Both the companies ceased their business operations in September 1998.

The deregistration of the companies is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30 June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the deregistration.

This announcement is dated 21 August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: